Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2024 and for the Six Months Ended June 30, 2024 and 2023

Unaudited Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income or Loss	2
Unaudited Condensed Consolidated Interim Statement of Financial Position	3
Unaudited Condensed Consolidated Interim Statement of Changes in Equity	4
Unaudited Condensed Consolidated Interim Statement of Cash Flows	5
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	6

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income or Loss (unaudited)

For the Six Months Ended June 30, 2024 and 2023 (in US$)

		SIX MONTHS ENDED
		JUNE 30
	Note	2024	2023 1) 2)
Other operating income		34,298	77,474
Research and development		(1,963,664)	(1,480,708)
General and administrative		(1,987,972)	(2,252,587)
Operating loss		(3,917,338)	(3,655,821)
Finance expense	6	(186,000)	(937,585)
Finance income	6	513	69,540
Share of loss of an associate		(237,007)	-
Net loss from continuing operations		(4,339,832)	(4,523,866)
Discontinued operations:
Loss after tax from discontinued operations		-	(1,420,862)
Net loss attributable to owners of the Company		(4,339,832)	(5,944,728)
Other comprehensive income/(loss):
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability, net of taxes of $0		198,277	(31,634)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of $0		14,662	(80,121)
Share of other comprehensive income of an associate		(43,712)	-
Other comprehensive income/(loss), net of taxes of $0		169,227	(111,755)
Total comprehensive loss attributable to owners of the Company		(4,170,605)	(6,056,483)

Basic and diluted loss per share	7	(2.11)	(28.31)
Basic and diluted loss per share from continuing operations	7	(2.11)	(21.55)

1)	Amounts have been re-presented from those previously published to reflect the change in the Company’s presentation currency from Swiss francs to US dollars (see Note 2).
2)	Revised for the reclassification of certain activities as discontinued operations (see Note 2).

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Financial Position (unaudited)

As of June 30, 2024, December 31, 2023 and January 1, 2023 (in US$)

		June 30,	December 31,	January 1,
	Note	2024	2023 1)	2023 1)
ASSETS
Non-current assets
Property and equipment		1	1	1
Right-of-use assets		417,619	95,198	481,923
Intangible assets	2	4,627,072	4,627,072	4,208,930
Other non-current financial assets		88,999	95,070	209,991
Investment in an associate	2	2,411,469	2,872,623	-
Total non-current assets		7,545,160	7,689,964	4,900,845

Current assets
Inventories		-	-	12,587
Trade receivables		-	-	7,053
Other receivables		121,310	88,916	817,195
Prepayments		75,213	337,293	766,691
Derivative financial instruments		262,035	293,630	292,051
Cash and cash equivalents		65,455	733,701	16,641
Total current assets		524,013	1,453,540	1,912,218

Total assets		8,069,173	9,143,504	6,813,063

EQUITY AND LIABILITIES
Equity
Share capital	3	5,341	2,956	267,773
Share premium	3	-	23,889,332	216,923,016
Other reserves		5,054,761	5,129,585	84,113
Retained earnings/(Accumulated deficit)	3	1,258,213	(21,346,630)	(226,262,915)
Total shareholders’ equity/(deficit) attributable to owners of the Company		6,318,315	7,675,243	(8,988,013)

Non-current liabilities
Non-current lease liabilities		304,053	-	371,451
Employee benefit liability		218,940	411,917	363,427
Deferred income		-	-	1,007,675
Deferred tax liabilities		-	-	136,061
Total non-current liabilities		522,993	411,917	1,878,614

Current liabilities
Loan		-	-	6,345,041
Current lease liabilities		123,384	118,430	127,398
Trade and other payables		526,571	523,367	5,312,293
Accrued expenses		577,910	414,547	2137,730
Total current liabilities		1,227,865	1,056,344	13,922,462
Total liabilities		1,750,858	1,468,261	15,801,076
Total equity and liabilities		8,069,173	9,143,504	6,813,063

1)	Amounts have been re-presented from those previously published to reflect the change in the Company’s presentation currency from Swiss francs to US dollars (see Note 2).

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Changes in Equity (unaudited)

As of June 30, 2024 and 2023 (in US$)

				Loans with	Foreign	Retained
				Warrants	Currency	Earnings /	Total
		Share	Share	Equity	Translation	(Accumulated	Equity /
	Note	Capital	Premium	Component	Reserve	Deficit)	(Deficit)
As of January 1, 2023 1)		267,773	216,923,016	160,343	(76,230)	(226,262,915)	(8,988,013)
Total comprehensive loss							-
Net loss		-	-	-	-	(5,944,728)	(5,944,728)
Other comprehensive loss		-	-	-	(80,121)	(31,634)	(111,755)
Total comprehensive loss		-	-	-	(80,121)	(5,976,362)	(6,056,483)
							-
Transactions with owners of the Company							-
Capital increase		529,878	5,495,475	-	-	-	6,025,353
Transaction costs			(160,562)	-	-	-	(160,562)
Conversion of convertible loan		976,174	5,444,298	-	-		6,420,472
Recognition of equity components of convertible loans with warrants		-	-	521,814	-	-	521,814
Reduction of share premium		-	(208,773,458)	-	-	208,773,458	-
Share based payments		-	-	-	-	198,792	198,792
Balance at June 30, 2023 1)		1,773,825	18,928,769	682,157	(156,351)	(23,267,027)	(2,038,627)
							-
As of January 1, 2024 1)		2,956	23,889,332	5,016,776	112,809	(21,346,630)	7,675,243
Total comprehensive loss							-
Net loss		-	-	-	-	(4,339,832)	(4,339,832)
Other comprehensive income / (loss)		-	-	-	(29,050)	198,277	169,227
Total comprehensive loss		-	-	-	(29,050)	(4,141,555)	(4,170,605)
							-
Transactions with owners of the Company							-
Capital increase		2,385	2,641,571	-	-	-	2,643,956
Transaction costs		-	(84,567)	-	-	-	(84,567)
Reclassification of equity component of loans with warrants on expiration		-	45,774	(45,774)	-	-	-
Reduction of share premium		-	(26,492,110)	-	-	26,492,110	-
Share based payments		-	-	-	-	254,288	254,288
Balance at June 30, 2024		5,341	-	4,971,002	83,759	1,258,213	6,318,315

1)	Amounts have been re-presented from those previously published to reflect the change in the Company’s presentation currency from Swiss francs to US dollars (see Note 2).

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Cash Flows (unaudited)

For the Six Months Ended June 30, 2024 and 2023 (in US$)

		SIX MONTHS ENDED
	Note	JUNE 30, 2024	JUNE 30, 2023 1)
Cash flows from operating activities
Net loss		(4,339,832)	(5,944,728)
Adjustments for:
Depreciation		60,869	65,415
Share in result of an associate		237,007	-
Loss on disposal of discontinued operations		37	-
Unrealized foreign currency exchange loss/(gain), net		117,916	102,929
Net interest expense		2,831	568,963
Share based payments	5	254,288	198,792
Employee benefits		29,804	17,886
Revaluation loss derivative financial instruments		-	224,086
Gain on modification of financial instruments		-	(32,307)
Income tax loss		-	11,620
		(3,637,080)	(4,787,344)
Changes in:
Inventories		-	(283,866)
Trade and other receivables		(38,587)	(68,905)
Prepayments		255,449	355,645
Trade and other payables		30,987	(3,190,712)
Accrued expenses		185,461	(455,810)
Net cash used in operating activities		(3,203,770)	(8,430,992)

Cash flows from investing activities
Interest received		513	263
Disposal of subsidiaries		108	-
Net cash from investing activities		621	263

Cash flows from financing activities
Proceeds from offerings and warrant exercises		2,643,956	6,025,353
Transaction costs		(52,972)	(160,562)
Proceeds from loans		-	2,741,529
Repayment of loan		-	(109,661)
Repayment of lease liabilities		(72,927)	(62,519)
Interest paid		(3,344)	(21,204)
Net cash from financing activities		2,514,713	8,412,936

Net increase / (decrease) in cash and cash equivalents		(688,436)	(17,793)
Cash and cash equivalents at beginning of the period		733,701	16,641
Net effect of currency translation on cash		20,190	56,536
Cash and cash equivalents at end of the period		65,455	55,384

1)	Amounts have been re-presented from those previously published to reflect the change in the Company’s presentation currency from Swiss francs to US dollars (see Note 2).

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Altamira Therapeutics Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2024 and December 31, 2023 and for the six months ended June 30, 2024 and 2023 (in US$)

1. Reporting Entity

Altamira Therapeutics Ltd. (the “Company”) is an exempted company incorporated under the laws of Bermuda. The Company began its operations as a corporation organized in accordance with Swiss law and domiciled in Switzerland under the name Auris Medical Holding AG. Following shareholder approval at an extraordinary general meeting of shareholders held on March 8, 2019 and upon the issuance of a certificate of continuance by the Registrar of Companies in Bermuda on March 18, 2019, the Company discontinued as a Swiss company and, pursuant to Article 163 of the Swiss Federal Act on Private International Law and pursuant to Section 132C of the Companies Act 1981 of Bermuda (the “Companies Act”), continued existence under the Companies Act as a Bermuda company with the name “Auris Medical Holding Ltd.”. The Company’s registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. On July 21, 2021, the Company changed its name to Altamira Therapeutics Ltd. Since July 26, 2021, the Company’s common shares are traded under the trading symbol “CYTO”. On December 13, 2023, the Company effected a one-for-twenty reverse share split (the “2023 Reverse Share Split”) of the Company’s issued and outstanding common shares. Unless indicated or the context otherwise requires, all per share amounts and numbers of common shares in this report have been retrospectively adjusted for the 2023 Reverse Share Split, as if such 2023 Reverse Share Split occurred on the first day of the periods presented.

These unaudited condensed consolidated interim financial statements comprise the Company and its subsidiaries (together referred to as the “Company” and individually as “Company entities”). As of June 30, 2024, the Company is the ultimate parent of the following Company entities:

●	Altamira Therapeutics AG, Basel, Switzerland (100%) with a nominal share capital of CHF 2,500,0001)
●	Otolanum AG, Basel, Switzerland (100%) with a nominal share capital of CHF 100,000
●	Altamira Therapeutics, Inc., Newark, Delaware, United States (100%) with a nominal share capital of $100

1)	Formerly Auris Medical AG. The subsidiary was merged with its sister company Altamira Therapeutics AG, Basel, on June 30, 2024, adopting the name of the latter.

Associated companies:

●	Altamira Medica AG, Basel, Switzerland (49%) with a nominal share capital of CHF 3,000,0002)
●	Altamira Medica Ltd., Dublin, Ireland (49%) with a nominal share capital of EUR 1003)
●	Altamira Medica Pty Ltd, Melbourne, Australia (49%) with a nominal share capital of AUD 100

2)	On November 21, 2023, the Company divested partially its Bentrio® business by selling a 51% stake in Altamira Medica AG, Basel, Switzerland, and its 100% subsidiary Auris Medical Pty Ltd, Melbourne, Australia (subsequently renamed as Altamira Medica Pty Ltd). After the sale, the retained 49% stake is accounted for as investment in an associate using the equity method.
3)	Formerly Auris Medical Ltd.; the subsidiary was sold to Altamira Medica AG effective January 2, 2024.

The Company is a preclinical-stage biopharmaceutical company developing and supplying peptide-based nanoparticle technologies for efficient RNA delivery to extrahepatic targets (OligoPhore™ / SemaPhore™ platforms). It currently has two flagship siRNA programs using its proprietary delivery technology: AM-401 for KRAS driven cancer and AM-411 for rheumatoid arthritis, both in preclinical development beyond in vivo proof of concept. The versatile delivery platform is also suited for mRNA and other RNA modalities and made available to pharma or biotech companies through out-licensing. In 2023 the Company took a first step in its repositioning around the RNA delivery business by spinning off a 51% stake in Altamira Medica AG, which manufactures and markets Bentrio®, an OTC nasal spray for allergic rhinitis. The Company intends to partner / divest also its AM-125 program, a nasal spray for vertigo (post Phase 2), as well as its early- to late-stage clinical development programs in tinnitus and hearing loss.

2. Basis of Preparation

Statement of compliance

These unaudited condensed consolidated interim financial statements as of June 30, 2024 and for the six months ended June 30, 2024 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2023.

These condensed consolidated interim financial statements include all adjustments that are necessary to fairly state the results of the interim period. The Company believes that the disclosures are adequate to make the information presented not misleading. Interim results are not necessarily indicative of results to be expected for the full year. Management does not consider the business to be seasonal or cyclical.

Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board and Interpretations, have been condensed or omitted as permitted by IAS 34. The condensed consolidated statement of financial position as of December 31, 2023 was derived from the audited consolidated financial statements. The unaudited interim condensed consolidated financial statements were authorized for issuance by the Company’s Audit Committee on September [x], 2024.

Change of functional and presentation currency

Items included in the unaudited consolidated financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). In prior years, the Directors regarded Swiss francs as the functional currency of Altamira Therapeutics Ltd. as the parent company’s cash flows were predominantly denominated in Swiss francs. This has gradually changed so that most of the Company’s cash flows are denominated in US dollars. In addition, it was considered that the parent company is domiciled in Bermuda and that its common shares are listed on the Nasdaq Stock Market in the United States of America. In view of this, the Board of Directors has decided to change the functional currency of Altamira Therapeutics Ltd. from Swiss francs to US dollars as of January 1, 2024. The change in functional currency of the Company was applied prospectively from the date of change.

Further, the Directors have elected to change the Company’s presentation currency in these financial statements from Swiss francs to US dollars. The Company believes that the presentation currency change will give investors and other stakeholders a clearer understanding of the Company’s performance over time. The change in presentation currency is a voluntary change which is accounted for retrospectively in the comparative information and all comparative statements and notes have been restated accordingly applying the foreign exchange translation principles as set out below. Consequently, these unaudited interim condensed consolidated financial statements are presented in US dollars (“US$”), which henceforth is the Company’s functional currency and the Company’s presentation currency.

Foreign currency transactions

Items included in the financial statements of Company entities are measured using the currency of the primary economic environment in which the entity operates. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are generally recognized in profit or loss. If they are attributable to part of the net investment in a foreign operation, they are recognized in OCI until the net investment is disposed of, at which time the cumulative amount is reclassified to profit or loss. Non-monetary items that are measured based on historical cost in a foreign currency are not re-translated.

Foreign operations

Assets and liabilities of Company entities whose functional currency is other than US$ are included in the consolidation by translating the assets and liabilities into the presentation currency at the exchange rates applicable at the end of the reporting period. Income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions).

Foreign currency translation differences are recognized in Other Comprehensive income/(loss) and presented in the foreign currency translation reserve in equity. When a foreign operation is disposed of such that control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal.

Closing rates for the most significant foreign currencies relative to US$:

		Geographical	Reporting	June 30,	December 31,	June 30,	January 1,
Currency		area	entities	2024	2023	2023	2023
US$	Dollar	United States	2	1.0000	1.0000	1.0000	1.0000
CHF	Swiss Franc	Switzerland	2	1.1125	1.1884	1.1173	1.0810
EUR	Euro	Europe	1	1.0722	1.1036	1.0924	1.0703

Average exchange rates for the year for the most significant foreign currencies relative to US$:

				Six months ended
Currency		Geographical area	Reporting entities	June 30, 2024	June 30, 2023
US$	Dollar	United States	2	1.0000	1.0000
CHF	Swiss Franc	Switzerland	2	1.1245	1.0966
EUR	Euro	Europe	1	1.0814	1.0817

Significant accounting policies

The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as of and for the year ended December 31, 2023 and have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated.

New standards, amendments and interpretations adopted by the Company

Amendments to IAS 7 & IFRS 7	Supplier Finance Arrangements, Presentation of Financial Statements
Amendments to IFRS 16	Lease Liability in a Sale and Leaseback
Amendments to IAS 1	Classification of Liabilities as Current or Non-Current
Amendments to IAS 1	Non-current Liabilities with Covenants

The application of these new standards, amendments to standards and interpretations did not have any material impact on the financial statements of the Company.

Investment in an associate

On November 21, 2023, the Company divested partially its Bentrio® business by selling a 51% stake in Altamira Medica AG, Basel, Switzerland, and its 100% subsidiary Auris Medical Pty Ltd, Melbourne, Australia (subsequently renamed as Altamira Medica Pty Ltd). After the sale, the retained 49% stake is accounted for as investment in an associate using the equity method. After recognizing the Company’s share of loss of $237,007 and the share of Other comprehensive loss of $43,712, the carrying amount as at June 30, 2024 amounts to $2,411,469 (December 31, 2023; $2,872,623).

Discontinued operations

A discontinued operation is a component of the Company’s business that represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale, that has been disposed of, has been abandoned or that meets the criteria to be classified as held for sale.

Discontinued operations are presented in the consolidated statement of comprehensive income/(loss) as a single line which comprises the post-tax profit or loss of the discontinued operation along with the post-tax gain or loss recognized on the re-measurement to fair value less costs to sell or on disposal of the assets or disposal of Company entities constituting discontinued operations.

When an operation is classified as a discontinued operation, the comparative statement of profit or loss is re-presented as if the operation had been discontinued from the start of the comparative year. The objective is to provide the users of the financial statements with the most useful information to evaluate the financial effects of discontinued operations. Transactions between continuing and discontinued operations are presented as part of the respective continuing or discontinued operations. For the divested Bentrio® business, this approach best reflects the continuance of the relationship. However, intracompany transactions between continuing and discontinued operations are eliminated in the financial statements as a whole.

Going concern

The Company has incurred recurring losses and negative cash flows from operations since inception and it expects to generate losses from operations for the foreseeable future primarily due to research and development costs for its potential product candidates. The Company expects its research and development expenses to remain significant as it advances or initiates the pre-clinical and clinical development of its OligoPhore™/SemaPhore™ platforms, AM-401, AM-411 or any other product candidate. The Company expects its total cash needs in 2024 to be in the range of $5.8 to $7.0 million, which represents a substantial reduction compared to 2023 as the Company completed the clinical development of Bentrio®, partially divested its Bentrio® business and significantly reduced headcount and expense levels.

The Company’s Board of Directors has considered the cash flow forecasts and the funding requirements of the business and continues to explore and pursue various funding opportunities, including licensing revenues and capital raises. Following the partial spin-off of the Bentrio® business, the Company intends to partner or divest also its inner therapeutic assets, notably the AM-125 development program, in order to focus on the development of its OligoPhore™/SemaPhore™ RNA delivery platform and the AM-401 and AM-411 flagship programs. The Board of Directors considers it feasible to generate $15.5 to 17.5 million in funding from partnering and capital markets within 12 months from the reporting date. At the date of issuing these financial statements, such plans have not yet been fully realized.

The Company’s assumptions may prove to be wrong, and the Company may have to use its capital resources sooner than it currently expects. As is often the case with drug development companies, the ability of the consolidated entity to continue its development activities as a going concern is dependent upon it deriving sufficient cash from investors, from licensing and partnering activities, in particular the intended divestiture or partnering of the Company’s legacy assets in the fields of inner ear therapeutics and OTC consumer health products, and from other sources of revenue such as grant funding.

To the extent that the Company will be unable to generate sufficient cash proceeds from the planned divestiture or partnering of its legacy assets or other partnering activities, it will need substantial additional financing to meet its funding requirements. While Management and the Board of Directors continue to apply best efforts to evaluate available options, there is no guarantee that any transaction can be realized or that such transaction would generate sufficient funds to finance operations for twelve months from the issuance of these financial statements. These factors raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements have been prepared on a going concern basis, which contemplates the continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The lack of a going concern assessment may negatively affect the valuation of the Company’s investments in its subsidiaries and result in a revaluation of these holdings. The Board of Directors will need to consider the interests of the Company’s creditors and take appropriate action to restructure the business if it appears that the Company is insolvent or likely to become insolvent.

If additional capital is not available when required, the Company may need to delay or curtail its operations until such funding is received. Various internal and external factors will affect whether and when the Company’s product candidates can be out-licensed. The length of time and cost of developing the Company’s product candidates and/or failure of them at any stage of the development process may materially affect the Company’s financial condition and future operations. Such matters are not fully within the control of the Company and thus all associated outcomes are uncertain. The Company also expects to continue to incur additional costs associated with operating as a public company. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable the Company to continue to implement its long-term business strategy. If the Company is not able to raise capital when needed, it could be forced to delay, reduce or eliminate its product development programs, which could materially harm the Company’s business, prospects, financial condition and operating results. This could then result in bankruptcy, or the liquidation of the Company.

3. Capital and Reserves

Share capital

The issued share capital of the Company consisted of:

	June 30,		December 31,
	2024		2023
	Number	USD	Number	USD
Common shares with par value of $0.002 each	2,670,524	5,341	1,447,785	2,956
Total	2,670,524	5,341	1,447,785	2,956

	Common Shares
	(Number)
	2024	2023
As of January 1	1,477,785	59,003
2022 Commitment Purchase Agreement	555,279	17,500
HCW Sales Agreement	637,460	104,147
Conversion convertible loan	-	217,050
Total, as of June 30	2,670,524	397,700

As of June 30, 2024, the par value of the 2,670,524 issued shares amounted to $5,341.048 with a par value of $0.002 for each common share (as of June 30, 2023, the par value of 397,700 issued shares amounted to CHF 1,590,800 with a par value of CHF 4.00 for each common share).

Effective November 2, 2023, the Company changed the currency denomination of the Company’s authorized share capital from CHF to US$ and reduced the par value of each common share in issue to $0.0001 (pre-2023 Reverse Share Split). On December 13, 2023, the Company effected a one-for-twenty reverse share split (the “2023 Reverse Share Split”) of the Company’s issued and outstanding common shares, resulting in a par value of $0.002 per common share.

Share premium

At the Company’s annual general meeting held on May 16, 2024, the shareholders approved the reduction of the share premium account to zero and to credit the amount of the reduction to accumulated deficit. The reduction amounted to $26,492,110.

Equity offerings

On January 19, 2024, we entered into a sales agreement with H.C. Wainwright & Co., LLC (“HCW” and the “HCW Sales Agreement”). Pursuant to the terms of the HCW Sales Agreement we may offer and sell our common shares, from time to time through HCW by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act. Pursuant to the HCW Sales Agreement. In the first six months of 2024, we have issued 637,460 shares under the HCW Sales Agreement for aggregate gross proceeds of $1.66 million.

The HCW Sales Agreement effectively replaced the sales agreement that we had concluded with A.G.P./Alliance Global Partners (“A.G.P.” and the “A.G.P. Sales Agreement”) on November 30, 2018 and amended on April 5, 2019. Pursuant to the terms of the A.G.P. Sales Agreement, the Company could offer and sell its common shares, from time to time through A.G.P. by any method deemed to be an “at-the-market” (ATM) offering as defined in Rule 415(a)(4) promulgated under the Securities Act. In 2023, we sold 104,147 shares under the ATM for aggregate proceeds of $5.1 million. We terminated the A.G.P. Sales Agreement effective January 1, 2024. Prior to its termination, we sold an aggregate 123,512 of our common shares for an aggregate offering price of $13.1 million pursuant to the A.G.P. Sales Agreement.

On July 10, 2023, the Company closed a public offering of 43,750 common shares and 511,806 pre-funded warrants and accompanying common warrants to purchase up to 555,556 common shares, at a combined public offering price of $9.00 per share, pre-funded warrant and accompanying common warrant. The common warrants have an exercise price of CHF 8.00 per share, are exercisable immediately and expire five years from the date of issuance. The Company additionally granted 36,113 warrants to the Placement Agent with a strike price of CHF 10.00 and an exercise period of 5 years. As of December 31, 2023, all pre-funded warrants were exercised for a total amount of $112,597. The total gross proceeds from the offering amounted to $5,000,000. Directly related transaction costs of $718,767 were recorded as a deduction in equity. The fair value of each of the warrants issued was calculated using the Black-Scholes valuation model. The fair value calculation assumptions included volatility of 107.34% and an annual risk-free rate of 4.25%. The total fair value of the warrants issued amounted to $4,660,305 and was recorded in equity as a cost of the offering.

On May 1, 2023, the Company entered into a convertible loan agreement with FiveT Investment Management Ltd. (“FiveT IM” and the “2023 FiveT Loan”; see Note 4, Loans). Under the 2023 FiveT Loan we sold an aggregate 443,294 common shares at an average price of CHF 5.07 to FiveT IM in 2023. In connection with the 2023 FiveT Loan, FiveT IM received warrants to purchase an aggregate of 81,274 common shares at an exercise price of CHF 30.76 per common share, which may be exercised up to five years. On December 7, 2023, we entered into a letter agreement (the “Warrant Inducement Agreement”) under which FiveT IM was granted the option to exercise the warrants by or before December 14, 2023 at a reduced exercise price which was defined as 90% of the daily trading volume weighted average price for our common shares on the NASDAQ stock exchange on the trading day following the date of each such exercise and receive additional warrants upon any such exercise. FiveT IM exercised all existing warrants at the weighted average exercise price of CHF 6.656 per common share, yielding proceeds of $614,896 to the Company. The repricing in accordance with the warrant inducement agreement led to a reclassification of a portion of the existing warrants from equity to derivative financial liabilities. A revaluation gain from derivative financial instruments of $16,768 was realized on the revaluation of the existing warrants between the date of the Warrant Inducement Agreement and the date of the exercise of the warrants. The fair value was determined using the Black-Scholes valuation model. On December 15, 2023, we issued to FiveT IM new warrants to purchase 81,274 common shares at CHF 6.656 each for six months from their date of issuance and to purchase 81,274 common shares at CHF 6.656 each for two years from their date of issuance. The fair value of the new warrants issued was calculated using the Black-Scholes valuation model. Fair value assumptions included volatility of 113.4% and 115.0% and annual risk-free interest rates of 5.4% and 4.7% for the 6-month and 2-year warrants, respectively. The total fair value of the new warrants issued was $196,127 and was recorded in equity. The 6-month warrants expired unexercised on June 15, 2024, and their proportionate fair value of $45,774 was reclassified from other reserves to share premium.

On April 13, 2023, the Company and “FiveT IM” entered into an amendment to the 2022 FiveT Loan (see Note 4; Loans), which amended the conversion price of the 2022 FiveT Loan to a fixed price equal to the lower of (a) the mean daily trading volume weighted average price (“VWAP”) of the Company’s common shares on the Nasdaq Stock Market on the 20 trading days preceding the effective date of the FiveT Loan Amendment or (b) 90% of the VWAP on the effective date of the FiveT Loan Amendment. From April 13, 2023 to April 17, 2023, FiveT IM converted the entire 2022 FiveT Loan into an aggregate of 271,051 common shares at an average conversion price of $28.95 per share. As a result, the 2022 FiveT Loan is no longer outstanding and has been terminated. The amendment of the conversion price and the revaluation before conversion resulted in a revaluation loss from derivative financial instruments of $198,770 which was recognized in the six-month period ended June 30, 2023.

On December 5, 2022, we entered into a purchase agreement with Lincoln Park Capital Fund, LLC (“LPC” and the “2022 Commitment Purchase Agreement”). Pursuant to the purchase agreement, LPC agreed to subscribe for up to $10.0 million of our common shares over the 24-month term of the purchase agreement. As consideration for LPC’s irrevocable commitment to purchase common shares upon the terms of and subject to satisfaction of the conditions set forth in the 2022 Commitment Purchase Agreement, the Company agreed to issue 2,500 common shares immediately to LPC as commitment shares. In 2023, we issued an aggregate 17,500 common shares for aggregate proceeds of $854,475 and in the first six months of 2024 we issued an aggregate of 555,279 common shares for aggregate proceeds of $984,087 to LPC under the 2022 Commitment Purchase Agreement. The option to issue common shares related to the 2022 Commitment Purchase Agreement was initially recognized as a derivative asset at its fair value of $321,065, representing the price paid to the counterparty for obtaining the right under the purchase agreement. The fair value is subsequently adjusted proportionally for the part of the right consumed, which resulted in a loss on derivative financial instruments of $25,316 recognized in the six-month period ended June 30, 2024.

The 2022 Commitment Purchase Agreement effectively replaced the 2020 Commitment Purchase Agreement. Under the 2020 Commitment Purchase Agreement LPC agreed to purchase common shares for up to $10,000,000 over the 30-month term of the Purchase Agreement. Prior to its termination we had issued 325,000 common shares for aggregate proceeds of $4.0 million to LPC under the 2020 Commitment Purchase Agreement.

As of June 30, 2024, the fair value of the warrants issued in the January 2018 Registered Offering amounted to zero, which was unchanged from the fair value in the first six months of 2023.

Issue of common shares upon exercise of options

During the six months ended June 30, 2024, no options were exercised.

4. Loans

On May 1, 2023, the Company entered into the 2023 FiveT Loan agreement , pursuant to which FiveT IM agreed to loan to the Company CHF 2,500,000, which bears interest at the rate of 10% per annum and matures 22 months from May 4, 2023. FiveT IM had the right to convert all or part of the convertible loan, including accrued and unpaid interest, at its option, into common shares, subject to the limitation that FiveT IM own no more than 4.99% of the common shares at any time. The conversion price was fixed at CHF 28.40 per common share (subject to adjustment for share splits or other similar events). Further, FiveT IM received warrants to purchase an aggregate of 81,274 common shares at an exercise price of CHF 30.76 per common share, which may be exercised up to five years.

Commencing 60 days after May 4, 2023, the Company must repay at least 1/20th of the outstanding loan plus accrued interest pro rata in monthly tranches which, at the Company’s discretion, may be paid at any time during the month either in: (i) cash plus 3% or (ii) common shares, or a combination of both. Such shares will be priced at the lower of (i) the mean daily trading volume weighted average price for the common shares on the 20 trading days preceding the repayment date or (ii) 90% of the daily trading volume weighted average price for common shares on the repayment date. We made the last amortization of the 2023 FiveT Loan on December 8, 2023. In total, we made aggregate cash payments of CHF 387,045 and issued an aggregate 443,294 common shares at an average price of CHF 5.07 to FiveT IM under the 2023 FiveT Loan.

On December 28, 2022, the Company entered into two separate loan agreements with two private investors (the “Private Lenders”), pursuant to which Private Lenders agreed to loan to the Company an aggregate of CHF 350,000, which loans bear interest at the rate of 5% per annum and were to mature as of May 30, 2023. The Company agreed to grant to the Private Lenders warrants to purchase an aggregate 2,359 common shares. The warrants are exercisable at an exercise price of CHF 89.02 per share for up to five years from the date of issuance. On May 12, 2023, the Company and the Private Lenders entered into an amendment to the loan agreement, which extended the maturity date of the loan from May 31, 2023 to July 31, 2023 and lowered the strike price for the Warrants attached to the loan to CHF 17.62 per common share, which is the Swiss Franc equivalent of the trading volume weighted average price for common shares on the NASDAQ stock exchange on the trading day preceding the date of the amendment. The loans were repaid on July 15, 2023.

On September 9, 2022, the Company entered into a loan agreement with FiveT IM, Dominik Lysek and Thomas Meyer, the Company’s CEO (the “Lenders”), pursuant to which the Lenders agreed to loan to the Company an aggregate of CHF 600,000 (the “September 2022 Loan Agreement”), which loan bears interest at the rate of 5% per annum and was to mature as of March 31, 2023. The Company agreed to issue to the Lenders warrants to purchase an aggregate 2,085 common shares. Such warrants are exercisable at an exercise price of CHF 144 per share for up to five years form October 1, 2022. On May 12, 2023, the Company and the Lenders entered into an amendment to the loan agreement, which extended the maturity date of the loan from May 31, 2023 to July 31, 2023, introduced a right for Lenders to convert the loan into common shares of the Company at CHF 22.40 per common share, which is the Swiss Franc equivalent of 120% of the mean daily trading volume weighted average price for common shares on the NASDAQ stock exchange on the 20 trading days preceding the date of the amendment, and a right for the Company to repay the loan in common shares of the Company priced at the lower of (i) the mean daily trading volume weighted average price for the common shares on the 20 trading days preceding the repayment date or (ii) 90% of the daily trading volume weighted average price for common shares on the repayment date, and lowered the strike price for the Warrants attached to the loan to CHF 17.62 per common share, which is the Swiss Franc equivalent of the trading volume weighted average price for common shares on the NASDAQ stock exchange on the trading day preceding the date of the amendment. The loan was repaid on July 14, 2023.

5. Employee Benefits

	SIX MONTHS ENDED
	JUNE 30, 2024	JUNE 30, 2023
Salaries	1,159,881	1,344,405
Pension costs	102,793	95,391
Share based compensation expense	254,288	198,792
Other employee costs and social benefits	187,621	163,218
Recharged to related party	(285,706)	-
Total employee benefits	1,418,877	1,801,806
Employee benefits attributable to continuing operations	1,418,877	1,266,316
Employee benefits attributable to discontinued operations	-	535,490

Salaries decreased in the first six months ended June 30, 2024, primarily due to decreased headcount compared to the first six months ended June 30, 2023. Share based compensation includes expense related to employee stock options of $254,288 in the first six months ended June 30, 2024, compared to $198,793 in the first six months ended June 30, 2023.

A total of 262,103 options were granted in the six months ended June 30, 2024 (25,350 options in the corresponding six-month period in 2023). The exercise price of the options granted as share based compensation under the Equity Incentive Plan was $1.57 (for the six months ended June 30, 2023: $19.20). The methodology for computation of share based compensation expense for the period is consistent with the methodology used in 2023.

In consideration of the objectives of the Company’s Equity Incentive Plan, namely the motivation and retention of employees, the Company’s Compensation Committee decided in April 2024 to align the exercise price of all stock options which had been issued under the Company’s Equity Incentive Plan prior to the option grant in the first half of 2024 and were held by active / currently employed members of the Company’s Board, Executive Management and staff. The strike price was thus reduced to $1.57 per common share, in line with the newly issued stock options; all other terms and conditions of the options remained unchanged. The modification concerned a total of 140,170 stock options. The modification increased the fair value of the stock options granted by $49,622, the incremental fair value is recognized over the remaining vesting period.

6. Finance Income and Finance Expense

	SIX MONTHS ENDED
	JUNE 30, 2024	JUNE 30, 2023
Interest income	513	29,209
Gain on modification of financial instruments	-	40,331
Total finance income	513	69,540
Interest expense (incl. bank charges)	6,492	575,355
Net foreign exchange loss	179,508	130,120
Revaluation loss from derivative financial instrument	-	224,086
Loss on derecognition of financial instruments	-	8,024
Total finance expense	186,000	937,585
Finance income/(expense), net	(185,487)	(868,045)

7. Loss per Share

	SIX MONTHS ENDED
Loss per share	JUNE 30, 2024	JUNE 30, 2023
Loss attributable to owners of the Company	(4,339,832)	(5,944,728)
Weighted average number of shares outstanding	2,060,714	209,955
Basic and diluted loss per share	(2.11)	(28.31)

	SIX MONTHS ENDED
Loss per share for continuing operations	JUNE 30, 2024	JUNE 30, 2023
Loss attributable to owners of the Company	(4,339,832)	(4,523,866)
Weighted average number of shares outstanding	2,060,714	209,955
Basic and diluted loss per share	(2.11)	(21.55)

For the six months ended June 30, 2024 and June 30, 2023 basic and diluted loss per share are calculated based on the weighted average number of shares issued and outstanding and excludes shares to be issued under the stock option plans or for warrants, as they would be anti-dilutive. As of June 30, 2024, the Company had 404,608 options outstanding under its stock option plan. The average number of options outstanding between January 1, 2024 and June 30, 2024 was 186,563 (32,698 for the period between January 1, 2023 and June 30, 2023).

8. Events after the Reporting Period

Public offering

On September 17, 2024 we raised $4.0 million through the public offering of 5,555,556 common shares (or pre-funded warrants) accompanied by Series A-1 common warrants to purchase up to 5,555,556 common shares and Series A-2 common warrants to purchase up to 5,555,556 common shares, at a combined public offering price of $0.72 per share (or per pre-funded warrant in lieu thereof). The Series A-1 common warrants have an exercise price of $0.72 per share, are immediately exercisable upon issuance and will expire on the earlier of the eighteen-month anniversary of the initial issuance date or 60 days following the date the Company publicly announces positive biodistribution data for AM-401 or AM-411 nanoparticles. The Series A-2 common warrants have an exercise price of $0.72 per share, are immediately exercisable upon issuance and will expire on the earlier of the five-year anniversary of the initial issuance date or six months following the date the Company publicly announces the entry into one or more agreements relating to the further development and commercialization for AM-401 or AM-411, provided at least one such agreement covers a territory that includes all or a part of the European Union or the United States. The offering closed on September 19, 2024. HC Wainwright acted as placement agent. The net proceeds to the Company were $3.3 million.

In connection with the public offering, the Company agreed to amend the terms of certain of its outstanding warrants held by certain significant purchasers in the offering. Under the amendment, the exercise price on 555,556 warrants was lowered from $9.00 per common share to the exercise prices of the newly issued Series A-1 and Series A-2 common warrants, i.e. to $0.72 per common share, and their duration was extended from July 10, 2028 to September 19, 2029.